
PURE GOLD
MINERALS INC. T.PUG

Fax:	1-202-942-9624
To:	Securities & Exchange Commission – Washington, D.C.
Attention:	Compliance
From:	Debra Watkins
Re:	Pure Gold News Relea...


03022231

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dlw 6/4

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 30, 2003 **TSX SYMBOL: PUG**

Third Kimberlite Discovered on Tichégami River Property, Quebec

Pure Gold Minerals Inc. ("Pure Gold") is pleased to announce the discovery of a third kimberlite (H-3), part of the cluster of kimberlites including the H-1 and H-2, previously discovered by Pure Gold. This kimberlite cluster is located on the Tichégami River property, Otish Mountains, Quebec where Pure Gold has a 10% working interest carried to production. Ditem Explorations Inc. ("Ditem") is operating the current program.

Ditem reported that the discovery hole was located at the Southeast margin of the oval-shaped "H" Lake and directed 340° (dip of 60°) towards the center of the lake. After 15 metres of overburden, the drill hole intersected 9.2 metres of migmatitic gneiss and subsequently 138 metres of various kimberlite phases. The drill hole ended in kimberlite after the total length of 162.5 metres.

Ditem reports that the samples will be shipped out by the first week of May and caustic fusion analysis results for diamonds are expected in early June.

Ditem is planning to drill two new additional targets, seasonal conditions permitting. These targets are isolated moderately magnetic anomalies with a pronounced magnetic gradient. A third target on Beaver Lake South may be drilled if weather conditions and resources permit.

Winfried Brack, geologist and Ditem consultant is responsible for the design and conduct of the exploration programs and the verification and quality assurance of analytical results for Ditem projects in the Otish Mountains.

Further results from this program will be announced as they are available to Pure Gold.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca